Mail Stop 4561

April 21, 2008

Mr. Kevin Kyser
Executive Vice President and Chief Financial Officer
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, TX 75204

Re: Affiliated Computer Services, Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2007
    Filed August 29, 2007
    File No. 001-12665

Dear Mr. Kyser:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                            Sincerely,

                                            Barbara C. Jacobs
                                            Assistant Director